ROYAL BANCSHARES OF PENNSYLVANIA, INC.
732 Montgomery Avenue
Narberth, Pennsylvania 19072
July 31, 2009
VIA EDGAR and Facsimile
Kathryn McHale, Esquire
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:	Royal Bancshares of Pennsylvania, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 000-26366
Dear Ms. McHale:
     We are responding to remaining items 8-12 of your letter, dated June 19, 2009, relating to the filings referenced above of Royal Bancshares of Pennsylvania, Inc. (the “Company”). As you know, the Company responded to all items other than items 8-12 on July 17, 2009, but requested and received from the Staff an extension of time to respond to items 8-12 . For convenience of reference, we have repeated each of questions or comments 8-12, in bold, immediately prior to our related response. The Company intends to file an amendment to its Form 10-K for the year ended December 31, 2008 to include the requested disclosure as set forth in the following items and responses.
Item 10. Directors, Executive Officers and Corporate Governance
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 9
8.	Please revise to disclose how the Compensation Committee made the determination to grant stock options in 2008 under the long term incentive plan and how the amounts awarded were determined. See Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

The disclosure will be revised to add the following at the end of the second to last paragraph on page 14 of the 2009 proxy statement (under the caption “Long-Term Incentive Plan”) in the Compensation Discussion and Analysis:
“In 2008, consistent with the Committee’s practice in prior years, the Compensation Committee requested management to propose the amount and value of stock options to be granted to Tier 1 executive employees and Tier 2 employees. Upon review of the proposal submitted by management, the Compensation Committee met with its outside compensation consultant, Mosteller and Associates, to review the proposed option grants. The Committee, considering the advice of its compensation consultant, concluded that a larger benefit should be accorded to Tier 2 employees as an added incentive to drive the Bank’s future performance back to historically high levels. The Committee requested the consultant to prepare a recommendation which reduced Tier 1 executive options by 30%, reduced the non-employee director options by 15% and increased the options to be awarded to Tier 2 by the proportionate difference. The Committee accepted the consultant’s recommendation, which included such reductions, and, based on the Committee’s recommendation, the Board approved the grants as modified.”
9.	We note that Mr. Campbell resigned and retired as president and chief executive officer on December 24, 2008. It appears that Mr. Campbell was not involuntarily terminated nor did he voluntarily terminate his employment for good cause. Please revise to disclose the basis for the determination to pay Mr. Campbell a lump-sum cash payment of $2,119,730 in consideration of the cancellation of his employment agreement.
The disclosure will be revised to add the following at the end of the first sentence of footnote 1 of the table relating to the Components of All Other Compensation included on page 19 of the proxy statement :
“Mr. Campbell’s employment agreement provided for a rolling three-year term, which automatically renewed on a daily basis absent notice of non-renewal by either party. In the event of notice of non-renewal, the contract continued through the end of the three-year term. Accordingly, the employment agreement could be terminated by the Company, in the absence of “cause,” only upon three years’ prior notice. Given the Company’s desire to effect management changes prior to expiration of this three-year period, the Company opted to negotiate Mr. Campbell’s earlier retirement substantially on the basis of the terms included in the employment agreement. The lump-sum cash payment of $2,119,730 represents the consideration payable to Mr. Campbell in exchange for his agreement to cancel the employment contract and is based on the amounts which would have been payable to Mr. Campbell under the terms of the contract if his employment had been involuntarily terminated without cause.”
10.	Please explain to us why the Compensation Committee’s determination in 2006 to exempt Mr. Campbell from the caps under the supplemental employee retirement plan was not disclosed to shareholders until the filing of your proxy statement for the 2009 annual meeting. Please explain to us why the “SERP

Participation Agreement” was never reported on Form 8-K and has never appeared in your Exhibit Index.
The Company’s proxy statements for each of the 2007, 2008 and 2009 annual meetings disclosed both the determination to exempt Mr. Campbell from the caps under the supplemental retirement plan and the effects of such determination based on various assumptions.
The Company’s proxy statement for its 2007 annual meeting includes a discussion of the determination, effective January 1, 2007, to exempt Mr. Campbell from the caps under the supplemental employee retirement plan. The following paragraph is included under the caption “Retirement Plans”:
“Retirement age under the SERP Plan is 60 years. Joseph Campbell, the Corporation’s President, has reached retirement age. Combining both the base annual cap and the performance bonus annual cap, retirement benefits payable to Mr. Campbell under the SERP Plan would be limited to $265,000 per year. In order to induce Mr. Campbell to remain in his current position beyond age 60, the Committee has approved exempting Mr. Campbell from the caps under the SERP and allowed his benefits to increase by the actuarial equivalent value of the benefit Mr. Campbell would have received had he retired on the date he attained normal retirement age. Actuarial equivalent means with respect to a given benefit, any other benefit provided under the terms of the SERP Plan which has the same present or equivalent value on the date the given benefit payment commences, based on the use of actuarial equivalent factors adopted by the Corporation and being used to value the SERP Plan liabilities at the time of the calculation. The Corporation has engaged a third-party administrator which provides any required actuarial services. See the following Pension Benefits Table for the estimated present value of retirement benefits payable to named executive officers under the SERP Plan.”
The disclosure under the caption “Pension Benefits Table” includes the following paragraph:
“Using an average base salary of $385,000 and performance bonus of $346,970, Mr. Campbell would be entitled to 50% of $385,000, or $192,500, and 25% of $346,970, or $86,743. The base salary cap of $185,000 and the performance bonus cap of $80,000 would apply in this example, so the total annual benefit payable to Mr. Campbell would be $265,000. The actual retirement benefit payable to Mr. Campbell would be the actuarial equivalent increase of the $265,000 as of the date of Mr. Campbell’s actual retirement. By way of example, if Mr. Campbell retires at the age of 61, according to NYLEX, the actuarial increase to his age 60, $265,000 retirement benefit would be $21,000. Therefore, his annual benefit under the SERP Plan for an age 61 retirement would be $286,000.”
Almost identical disclosure under the same item captions was included in the 2008 proxy statement, but the disclosure indicated that the actuarial equivalent increase resulted in an annual benefit of $307,000 based on updated information, including an additional year of service. Similar disclosure was included in the 2009 proxy statement on page 26, but the disclosure indicated that the actuarial equivalent increase resulted in an annual benefit of $347,000 based on updated information, including an additional year of service.
Although the SERP Agreement and the SERP participation agreements were originally implemented in 1999 and have been described in detail in the Company’s annual meeting proxy statements, the documents have not been filed as exhibits to the Form 10-K or any Form 8-K. We will accordingly revise the exhibit index to the Form 10-K for the year ended December 31, 2008 to include the SERP Plan and all applicable SERP participation agreements, and file such documents as exhibits.
11.	Please revise to disclose which of the payments shown in the potential payments upon termination or change of control table on page 32 you are prohibited from making pursuant to Section 111 of the Emergency Economic Stabilization Act of 2008.
On June 15, 2009, the Treasury Department issued an interim final rule on the TARP Standards for Compensation and Corporate Governance. The interim final rule significantly clarified the ARRA prohibitions on post-termination payments to specified employees. Based upon the interim final rule, the sentence in Footnote 6 will be revised to read: “Accordingly, based upon current Treasury Department guidance and subject to future guidance, we are currently prohibited from making any of the payments set forth in the above table.”
12.	We note that the compensation committee utilizes benchmarking to assist it in setting executive compensation levels and it appears that benchmarking is used to set director compensation levels. We also note that your executive officers who are directors receive fees and other compensation for their service as directors. Please revise to disclose whether this is common practice among the companies that comprise your peer group. In addition, to the extent peer group benchmarks were deviated from in setting compensation, so state and state the reasons for such deviation.
The disclosure will be revised to add the following to the paragraph on page 18 of the 2009 proxy statement under the caption “III. Director Compensation” in the Compensation Discussion and Analysis:
“The Corporation determines director compensation based on an analysis conducted by management and the Compensation Committee, and focusing on the director compensation practices of certain of the Corporation’s peers. Although the Corporation deviates from prevailing practice among the peer companies reviewed by paying director fees and other compensation to executive officers who are also board members, such director fees and other compensation are considered as part of the total compensation payable to such officers, determined in the manner described above, and not as additional compensation.”

     In connection with responding to your comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt by electronic confirmation.
     If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 668-4700.
Very truly yours,
ROYAL BANCSHARES OF PENNSYLVANIA, INC.

/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer